Exhibit 9.1

Resolution of the Board of Directors of FBC Holding,Inc.

August 24, 2012

Appointment of Directors

RESOLVED, that the following persons are appointed as Directors of FBC Holding, Inc. (the "Company"),each to serve until his successor is duly appointed, he resigns, is removed from office or is otherwise disqualified from serving as a director of the Company and to take their offices immediately upon this appointment:

Frank Russo

Kevin Wright

RESOLVED, that the directors of the Company are, and each acting alone, is hereby authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as the board of directors shall deem necessary or advisable, to carry out the purposes of intent contained in the duties and authority of the Board of Directors described in the By-Laws of the Corporation.

FBC Holding, Inc.
By	/s/ Christopher Leclerc
Name: Christopher Leclerc Title: Director